Exhibit 99.1

ADC Therapeutics Reports Fourth Quarter and Full Year 2021 Financial Results
and Provides Business Updates

ZYNLONTA® (loncastuximab tesirine-lpyl) net sales of $17.0 million in the fourth quarter of 2021 and $33.9 million in FY 2021 following May launch

LOTIS-5 Phase 3 confirmatory trial of ZYNLONTA in combination with rituximab safety lead-in complete and now enrolling randomized portion of study

Company to host conference call today at 8:30 a.m. EST

Lausanne, Switzerland, March 3, 2022 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs) for patients with hematologic malignancies and solid tumors, today reported financial results for the fourth quarter and full year ended December 31, 2021 and provided business updates.

“We are encouraged by the progress of the ZYNLONTA® launch and pleased with its differentiated product profile across the third-line patient spectrum, including patients with hard-to-treat disease, such as double hit/triple hit genetics, primary refractory and post CAR-T. In addition, data from our combination studies suggest that ZYNLONTA may be a valuable combination agent in earlier lines of therapy,” said Chris Martin, DPhil, Chief Executive Officer of ADC Therapeutics. “Based on the latest data generated from our ZYNLONTA programs, we are focusing our efforts on the combination with rituximab in earlier lines of DLBCL, studies which offer the most rapid potential path to registration in areas of high unmet medical need. As we look ahead in 2022, we remain deeply committed to expanding the reach of ZYNLONTA to more patient types and geographies, advancing Cami towards a potential future BLA in Hodgkin lymphoma and advancing our solid tumor pipeline comprised of three clinical programs and two additional preclinical programs with near-term IND plans.”

Recent Highlights and Developments

ZYNLONTA (loncastuximab tesirine-lpyl)

•	ZYNLONTA generated net sales of $17.0 million in the fourth quarter of 2021 and $33.9 million in 2021 following the May launch.

•	The Phase 3 confirmatory trial of ZYNLONTA in combination with rituximab in second-line transplant-ineligible DLBCL patients (LOTIS-5) has cleared the safety lead-in and is now enrolling the randomized portion of the study. The combination of ZYNLONTA and rituximab is well tolerated, there are no new safety events, and the initial data suggest the agents are additive. The Company looks forward to sharing these data at a future meeting and believes this trial will support a supplemental Biologics License Application (BLA) in second-line transplant-ineligible patients.

•	The Company will focus on the second-line opportunity with the combination of ZYNLONTA and rituximab as the fastest potential route to a label in second-line therapy for DLBCL and will discontinue the Phase 2 LOTIS-3 trial of ZYNLONTA in combination with ibrutinib in third-line DLBCL and MCL.

•	In first-line DLBCL, the Company plans to initiate enrollment in the second half of 2022 for the LOTIS-9 study of ZYNLONTA in combination with rituximab in first-line unfit or frail DLBCL patients who are not eligible for R-CHOP. This is an important and meaningful subset of first-

line patients. These patients have a significant unmet need, and the Company believes the ZYNLONTA profile combined with rituximab provides a potential advantage.

•	The Company intends to initiate the LOTIS-7 trial in the first half of 2022 to study ZYNLONTA in multiple additional combinations. Based on the plans to advance LOTIS-9 in unfit or frail first-line patients and LOTIS-7 for novel combinations, the Company will not pursue the LOTIS-8 dose-finding trial of ZYNLONTA in combination with R-CHOP in first-line DLBCL.

•	The comparator agent in the Phase 2 LOTIS-6 study, idelalisib, was recently withdrawn from the follicular lymphoma market. As such, the Company has voluntarily paused the study and will consult with its clinical advisors and the U.S. Food and Drug Administration (FDA) on the optimal path forward.

Cami (camidanlumab tesirine)

•	The 12-month patient follow-up in the pivotal Phase 2 trial of Cami in Hodgkin lymphoma has completed. The Company has submitted the data in an abstract for an upcoming oncology conference and plans to meet with the FDA for a pre-BLA filing meeting.

•	The Phase 1b solid tumor trial of Cami in combination with pembrolizumab continues to dose escalate and in parallel has initiated a dose expansion cohort.

ADCT-601 (Targeting AXL)

•	The Company plans to initiate the Phase 1b study of ADCT-601 in solid tumors in the first half of 2022. In January 2022, results of a preclinical study that aimed to validate the mode of action and evaluate the efficacy of ADCT-601 in vitro and in vivo were published in Molecular Cancer Therapeutics. The study showed that ADCT-601, targeting AXL, had potent and durable antitumor activity.

ADCT-212 (Targeting PSMA)

•	In February 2022, the Company disclosed a new preclinical program, ADCT-212, a second-generation ADC targeting prostate specific membrane antigen (PSMA), a validated target over-expressed in the majority of metastatic castration-resistant prostate cancer. The Company is completing preclinical studies to support an Investigational New Drug (IND) filing for ADCT-212.

Other Solid Tumor Programs

•	In February 2022, the Company held a solid tumor pipeline webcast highlighting its ADC platform and five solid tumor programs in clinical and preclinical development.

Corporate Update

Geographic Expansion: ADC Therapeutics continues to expand geographic access to ZYNLONTA:

•	In October 2021, the Company received validation of its Marketing Authorization Application (MAA) from the European Medicines Agency (EMA).

•	In January 2022, the Company entered into an exclusive license agreement with Mitsubishi Tanabe Pharma Corporation to develop and commercialize ZYNLONTA in Japan. The Company received an upfront payment of $30 million and is eligible to receive up to an additional $205 million in milestones if certain development and commercial events are achieved. The Company will also receive royalties ranging in percentage from the high teens to the low twenties based on net sales of the product in Japan.

Upcoming Expected Milestones

Hematology Franchise

ZYNLONTA

•	Continue to enroll the randomized portion of the LOTIS-5 confirmatory trial in combination with rituximab

•	Initiate the LOTIS-9 trial of ZYNLONTA + rituximab in 1L unfit/frail DLBCL patients in 2H 2022

•	Initiate the LOTIS-7 trial of ZYNLONTA in multiple combinations in NHL in 1H 2022

•	Overland ADCT BioPharma continues enrollment in the pivotal Phase 2 trial in China of ZYNLONTA in r/r DLBCL

Cami

•	Report topline results for the Phase 2 trial in HL in 1H 2022

•	Meet with FDA for pre-BLA meeting in 2H 2022

ADCT-602 (targeting CD22)

•	Continue to enroll the Phase 1 trial in acute lymphoblastic leukemia (ALL)

Solid Tumor Franchise

Cami (targeting CD25)

•	Continue to advance the Phase 1b solid tumor trial of Cami in combination with pembrolizumab

ADCT-901 (targeting KAAG1)

•	Continue to enroll the Phase 1 study in multiple solid tumors

ADCT-601 (targeting AXL)

•	Initiate the Phase 1b combination study in multiple solid tumors in 1H 2022

ADCT-701 (targeting DLK1)

•	Continue to work with the NCI for completion of preclinical studies to support an IND filing

ADCT-212 (targeting PSMA)

•	Continue completion of preclinical studies to support an IND filing

Fourth Quarter and Full Year 2021 Financial Results

Product Revenue

Product revenue (net) was $17.0 million for the quarter and $33.9 million for the full year ended December 31, 2021, compared to zero for the same quarter and full year in 2020. Net revenues are for U.S. sales of ZYNLONTA, which received accelerated approval from the FDA on April 23, 2021.

Cash and Cash Equivalents

Cash and cash equivalents were $466.5 million as of December 31, 2021, compared to $439.2 million as of December 31, 2020.

Research and Development (R&D) Expenses

R&D expenses were $42.5 million for the quarter and $158.0 million for the full year ended December 31, 2021, compared to $48.6 million for the same quarter in 2020 and $142.0 million for the full year in 2020. R&D expense decreased for the quarter ended December 31, 2021, as compared to the same quarter in 2020 as a result of lower CMC activity following the ZYNLONTA BLA submission and subsequent approval. R&D expenses increased for the year ended December 31, 2021, as compared to the same period in 2020 due to investments in programs evaluating the potential of ZYNLONTA in earlier lines of treatment and advancing the portfolio. As a result of these initiatives, employee headcount and share-based compensation expense increased.

Selling and Marketing (S&M) Expenses

S&M expenses were $18.6 million for the fourth quarter and $64.8 million for the full year ended December 31, 2021, as compared to $9.4 million for the same quarter in 2020 and $22.1 million for the full year in 2020. The increase in S&M expenses related to the launch of ZYNLONTA, including higher headcount and increased share-based compensation expense.

G&A Expenses

G&A expenses were $17.9 million for the quarter and $71.5 million for the year ended December 31, 2021, compared to $20.1 million for the same quarter in 2020 and $55.1 million for the full year in 2020. G&A expenses decreased for the quarter ended December 31, 2021, as compared to the same quarter in 2020 primarily due to a decrease in share-based compensation expense partially offset by higher costs of being a public company. G&A expenses for the year ended December 31, 2021, as compared to the same period in 2020 increased due to higher headcount to support the commercial launch, increased share-based compensation expense and higher costs of being a public company.

Income Tax Benefit (Expense)

The Company recorded an income tax benefit of $22.0 million for the quarter and $21.5 million for the year ended December 31, 2021, compared to an income tax expense of $0.1 million for the same quarter in 2020 and $0.3 million for the full year in 2020. The income tax benefit in 2021 is the result of recording a deferred tax asset associated with R&D tax credits and temporary differences related to our U.S. subsidiary, which was recognized as a result of management’s revised projections of future taxable income based on the approval of ZYNLONTA and the commencement of commercial sales in the U.S.

Net Loss and Adjusted Net Loss

Net loss was $34.4 million, or a net loss of $0.45 per basic and diluted share, for the quarter ended December 31, 2021, and $230.0 million, or a net loss of $3.00 per basic and diluted share, for the full year 2021. This compares to a net loss of $55.9 million, or a net loss of $0.73 per basic and diluted share, for the same quarter in 2020 and a net loss of $246.3 million, or a net loss of $3.77 per basic and diluted share, for the full year 2020.

In addition to the items noted above, net loss for the quarter and year ended December 31, 2021, include a $18.6 million and $34.9 million non-cash gain, respectively, related to the changes in fair value of derivatives associated with the convertible loans under the Convertible Credit Facility with Deerfield, compared to an immaterial amount and a $45.4 million non-cash loss, respectively, for the same quarter and full year in 2020. The decrease in fair value for the year ended December 31, 2021, was driven by the decrease in the Company’s share price year-to-date, and the increase in fair value for the year ended December 31, 2020, was primarily driven by the increase in the Company’s share price from its initial public offering in May 2020. The quarter and year ended December 31, 2020, include a $24.5 million non-cash gain related to the Company’s contribution of intellectual property for its equity interest in the Overland ADCT BioPharma joint venture.

Adjusted net loss was $30.0 million, or an adjusted net loss of $0.39 per basic and diluted share, for the quarter ended December 31, 2021, and $186.1 million, or an adjusted net loss of $2.42 per basic and diluted share, for the full year 2021. This compares to $63.0 million, or an adjusted net loss of $0.82 per basic and diluted share, for the same quarter in 2020 and $176.1 million or an adjusted net loss of $2.69 per basic and diluted share, for the full year 2020. The decrease in adjusted net loss for the quarter ended December 31, 2021, as compared to the same period in 2020 was primarily due to the recognition of the income tax benefit described above. The increase in adjusted net loss for the year ended December 31, 2021, as compared to the same period in 2020 was primarily driven by the investment in the expanding clinical portfolio and the launch of ZYNLONTA, partially offset by the income tax benefit described above.

Conference Call Details

ADC Therapeutics management will host a conference call and live audio webcast to discuss fourth quarter and full year 2021 financial results and provide a company update today at 8:30 a.m. Eastern Time. To access the live call, please dial 833-303-1198 (domestic) or +1 914-987-7415 (international) and provide conference ID 8189237. A live webcast of the presentation will be available under “Events and Presentations” in the Investors section of the ADC Therapeutics website at ir.adctherapeutics.com. The archived webcast will be available for 30 days following the call.

About ZYNLONTA® (loncastuximab tesirine-lpyl)

ZYNLONTA® is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.

The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

ZYNLONTA is also being evaluated as a therapeutic option in combination studies in other B-cell malignancies and earlier lines of therapy.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large b-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a pivotal Phase 2 trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

Use of Non-IFRS Financial Measures

In addition to financial information prepared in accordance with IFRS, this document also contains certain non-IFRS financial measures based on management’s view of performance including:

•	Adjusted net loss

•	Adjusted net loss per share

Management uses such measures internally when monitoring and evaluating our operational performance, generating future operating plans and making strategic decisions regarding the allocation of capital. We believe that these adjusted financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and facilitate operating performance comparability across both past and future reporting periods. These non-IFRS measures have limitations as financial measures and should be considered in addition to, and not in isolation or as a substitute for, the information prepared in accordance with IFRS. When preparing these supplemental non-IFRS measures, management typically excludes certain IFRS items that management does not believe are indicative of our ongoing operating performance. Furthermore, management does not consider these IFRS items to be normal, recurring cash operating expenses; however, these items may not meet the IFRS definition of unusual or non-recurring items. Since non-IFRS financial measures do not have standardized definitions and meanings, they may differ from the non-IFRS financial measures used by other companies, which reduces their usefulness as comparative financial measures. Because of these limitations, you should consider these adjusted financial measures alongside other IFRS financial measures.

The following items are excluded from adjusted net loss and adjusted net loss per share:

Shared-Based Compensation Expense: We exclude share-based compensation expense from our adjusted financial measures because share-based compensation expense, which is non-cash, fluctuates from period to period based on factors that are not within our control, such as our stock price on the dates share-based grants are issued. Share-based compensation expense has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy.

Certain Other Items: We exclude certain other significant items that may occur occasionally and are not normal, recurring operating expenses, cash or non-cash, from our adjusted financial measures. Such items are evaluated by management on an individual basis based on both quantitative and qualitative aspects of their nature and generally represent items that, either as a result of their nature or significance, management would not anticipate occurring as part of our normal business on a regular basis. While not all-inclusive, examples of certain other significant items excluded from our adjusted financial measures would be: changes in the fair value of derivatives, the gain recognized in connection with the receipt of the USD 50.0 million disbursement, establishment of the embedded derivative and residual loan, elimination of the derivative immediately prior to FDA approval of ZYNLONTA, and the effective interest expense, in each case associated with the Facility Agreement with Deerfield, transaction costs associated with debt or equity issuances that are expensed pursuant to IFRS, financial expense associated with the deferred royalty obligation under the royalty purchase agreement with HealthCare Royalty Partners, as well as the non-cash gain related to the contribution of our intellectual property for our equity investment in Overland ADCT BioPharma.

See the attached Reconciliation of IFRS Measures to Non-IFRS Measures for explanations of the amounts excluded and included to arrive at the non-IFRS financial measures for the three- and twelve-month periods ended December 31, 2021, and 2020.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business and commercialization strategy, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, planned commercialization activities, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

ADC Therapeutics SA

Condensed Consolidated Statement of Operations (Unaudited)

(in KUSD except for share and per share date)

	For the Three Months Ended December 31,		For the Twelve Months Ended December 31,
	2021	2020	2021	2020
Product revenues, net	17,010	-	33,917	-
Cost of product sales	(770)	-	(1,393)	-
Research and development expenses	(42,492)	(48,552)	(158,002)	(142,032)
Selling and marketing expenses	(18,603)	(9,353)	(64,780)	(22,101)
General and administrative expenses	(17,926)	(20,096)	(71,462)	(55,130)
Total operating expense	(79,791)	(78,001)	(295,637)	(219,263)
Loss from operations	(62,781)	(78,001)	(261,720)	(219,263)
Financial expense	(9,520)	(2,047)	(18,340)	(4,926)
Financial income	20	100	66	832
Non-operating income (expense)	15,929	24,145	28,489	(22,606)
Total other income (expense)	6,429	22,198	10,215	(26,700)
Loss before taxes	(56,352)	(55,803)	(251,505)	(245,963)
Income tax benefit (expense)	21,971	(126)	21,479	(327)
Net loss	(34,381)	(55,929)	(230,026)	(246,290)

Net loss attributable to:
Owners of the parent	(34,381)	(55,929)	(230,026)	(246,290)

Loss per share
Basic and diluted loss per share (in USD)	(0.45)	(0.73)	(3.00)	(3.77)

ADC Therapeutics SA

Condensed Consolidated Balance Sheet (Unaudited)

(in KUSD)

	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	466,544	439,195
Accounts receivable, net	30,218	-
Inventory	11,122	-
Other current assets	17,298	11,255
Total current assets	525,182	450,450
Non-current assets
Property, plant and equipment	4,066	1,629
Right-of-use assets	7,164	3,129
Intangible assets	13,582	10,179
Interest in joint venture	41,236	47,908
Deferred tax asset	26,049	-
Other long-term assets	693	397
Total non-current assets	92,790	63,242

Total assets	617,972	513,692

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	12,080	5,279
Other current liabilities	50,497	30,375
Lease liabilities, short-term	1,029	1,002
Current income tax payable	3,754	149
Convertible loans, short-term	6,575	3,631
Total current liabilities	73,935	40,436
Non-current liabilities
Convertible loans, long-term	87,153	34,775
Convertible loans, derivatives	37,947	73,208
Deferred royalty obligation, long-term	218,664	-
Deferred gain of joint venture	23,539	23,539
Lease liabilities, long-term	6,994	2,465
Defined benefit pension liabilities	3,652	3,543
Other non-current liabilities	-	221
Total non-current liabilities	377,949	137,751

Total liabilities	451,884	178,187

Equity attributable to owners of the parent
Share capital	6,445	6,314
Share premium	981,827	981,056
Treasury shares	(128)	(4)
Other reserves	102,646	42,753
Cumulative translation adjustments	183	245
Accumulated losses	(924,885)	(694,859)
Total equity attributable to owners of the parent	166,088	335,505

Total liabilities and equity	617,972	513,692

ADC Therapeutics SA

Reconciliation of IFRS Measures to Non-IFRS Measures (Unaudited)

(in KUSD except for share and per share date)

	Three Months Ended December 31,		Twelve Months Ended December 31,
in KUSD (except for share and per share data)	2021	2020	2021	2020
Net loss	(34,381)	(55,929)	(230,026)	(246,290)
Adjustments:
Share-based compensation expense (i)	13,539	15,416	60,555	42,928
Convertible loans, derivatives, change in fair value (income) expense (ii)	(18,614)	18	(34,893)	45,411
Convertible loans, first and second tranche, derivative, transaction costs (iii)	-	-	148	1,571
Effective interest expense on convertible loans (iv)	3,025	1,975	10,418	4,756
Deferred royalty obligation financial expense and cumulative catch-up adjustment (v)	6,442	-	7,688	-
Gain on intellectual property contributed to joint venture (vi)	-	(24,501)	-	(24,501)
Adjusted net loss	(29,989)	(63,021)	(186,110)	(176,125)

Net loss per share, basic and diluted	(0.45)	(0.73)	(3.00)	(3.77)
Adjustment to net loss per share, basic and diluted	0.06	(0.09)	0.58	1.08
Adjusted net loss per share, basic and diluted	(0.39)	(0.82)	(2.42)	(2.69)
Weighted average shares outstanding, basic and diluted	76,801,875	76,719,090	76,748,204	65,410,292

(i)	Share-based compensation expense represents the cost of equity awards issued to our directors, management and employees. The fair value of awards is computed at the time the award is granted, including any market and other performance conditions, and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These accounting entries have no cash impact.

(ii)	Change in the fair value of the convertible loan derivatives results from the valuation at the end of each accounting period of the derivatives associated with the convertible loans as well as the gain recognized in connection with the receipt of the USD 50.0 million, establishment of the embedded derivative and residual loan associated with the Deerfield facility and elimination of the derivative immediately prior to FDA approval of ZYNLONTA during the second quarter of 2021. There are several inputs to these valuations, but those most likely to result in significant changes to the valuations are changes in the value of the underlying instrument (i.e., changes in the price of our common shares) and changes in expected volatility in that price. These accounting entries have no cash impact.

(iii)	The transaction costs allocated to the convertible loan first and second tranche derivatives represent actual costs. These are not expected to recur on an ongoing basis.

(iv)	Effective interest expense on convertible loans relates to the increase in the value of our convertible loans in accordance with the effective interest method.

(v)	Deferred royalty obligation financial expense and cumulative catch-up adjustment relates to the accretion expense on our deferred royalty obligation pursuant to the royalty purchase agreement with HCR and changes in the expected payments to HCR based on a periodic assessment of our underlying revenue projections, respectively.

(vi)	Gain related to the Company’s contribution of intellectual property for its equity interest in the Overland ADCT BioPharma joint venture. This accounting entry had no cash impact.

CONTACTS:

Investors
Eugenia Litz

ADC Therapeutics

Eugenia.Litz@adctherapeutics.com

+44 7879 627205

Amanda Hamilton
ADC Therapeutics

amanda.hamilton@adctherapeutics.com

+1 917-288-7023

USA Media
Mary Ann Ondish
ADC Therapeutics
maryann.ondish@adctherapeutics.com

+1 914-552-4625

EU Media
Alexandre Müller
Dynamics Group
amu@dynamicsgroup.ch
+41 (0) 43 268 3231